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                               September 23, 2021

       Jeffrey DiGiovanni
       Senior Vice President and Chief Financial Officer
       Stonemor Inc.
       3331 Street Road
       Suite 200
       Bensalem, PA 19020

                                                        Re: Stonemor Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed March 25,
2021
                                                            File No. 001-39172

       Dear Mr. DiGiovanni:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       StoneMor Inc. Audited Financial Statements for the Years Ended December 31, 2020 and 2019

       Noted To Consolidated Financial Statements
       Notes 1. Basis of Presentation and Principles of Consolidation, page 54

   1. Please explain to us the rationale in the accounting literature for not consolidating the 14 cemeteries which you
operate under long-term leases and other agreements "that do not qualify as acquisitions
for accounting purposes," but you consolidate the assets and liabilities of
merchandise and perpetual care trust associated with these cemeteries as variable interest
entities (VIEs).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Robert
Shapiro at (202) 551-3273 or Doug Jones at (202) 551-3309 if
 Jeffrey DiGiovanni
Stonemor Inc.
September 23, 2021
Page 2

you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJeffrey DiGiovanni                       Sincerely,
Comapany NameStonemor Inc.
                                                           Division of
Corporation Finance
September 23, 2021 Page 2                                  Office of Trade &
Services
FirstName LastName